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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68946

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elmcore Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 W. Madison Street, Suite 1000
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Felix Danciu	312.488.4008	kim.schmidt@elmcore.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Danciu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elmcore Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ADNAN SWEILEM
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 12, 2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Elmcore Securities LLC

Financial Statement Pursuant to SEC Rule 17a-5(d)
Including Independent Auditor's Report Thereon

For the Year Ended December 31, 2025

Elmcore Securities LLC
Table of Contents



NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Elmcore Securities LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Elmcore Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas
February 26, 2026

We have served as the auditor for Elmcore Securities LLC since 2024.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Elmcore Securities LLC
Financial Statements
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	148,374
Accounts Receivable		16,611
Notes Receivable		200,000
Other Assets		3,269
Total Assets	$	368,254

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	1,979
Due to Related Party		8,831
Accrued Liablities		2,000
Total Liabilities	$	12,810

MEMBER'S EQUITY

Member's Equity	$	355,444
Total Liabilities and Member's Equity	$	368,254

The accompanying notes are an integral part of these financial statements.

Elmcore Securities LLC
Footnotes to Financial Statements
For the Year Ended December 31, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Elmcore Securities LLC (the "Company") was formed in May 2011 in the State of Nevada as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Elmcore Group Inc. is the sole member of the Company. The Chief Executive Manager of the Company is Felix Danciu, who is the sole director of Elmcore Group Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its member, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership; therefore, in lieu of business income taxes, the member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for years ended December 31, 2022 through 2024.

Cash is maintained at financial institutions and may exceed federally insured limits. The Company has never experienced any losses related to these balances.

During the year ended December 31, 2025, two customers accounted for 93% of the total revenue.

ASC 606 Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (as codified in ASC 606). Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third-parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer, based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client.

To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Private Placement Revenue

The Company may enter into an agreement directly with a company to sell their equity or debt securities in an unregistered offering (private placement), or the Company may enter into a selling agreement with another broker-dealer ("syndicate manager") to participate in the sale of unregistered offerings; in either instance, the Company's obligation is to find investors or lender to purchase the company's securities. The Company may receive a retainer for upfront costs and expenses, which will be recognized after the Company has met required contractual conditions. The Company receives revenue based upon a fixed dollar amount or percentage of the amount of capital raised, which may be considered a success fee, as set forth in the engagement agreement between the client or the Company and any syndicate manager, if applicable. If the unregistered offering has no conditions other than acceptance by the Company or client of the investment or loan, the Company will recognize revenue when the client agrees to the transaction. In offerings where conditions exist, the Company will recognize revenue only after all conditions have been fully satisfied and the client has complied with the certain conditions. Where the Company is paid commissions and/or fees that are subject to reclamation, such revenue is recorded as deferred until such time as all reclamation provisions have been fully satisfied.

Merger & Acquisition Fee Revenue

The Company enters into an agreement with clients that defines the scope of the Company's performance obligations and the amount of compensation to be paid to the Company. The Company's compensation may be based on the amount of time and out-of-pocket costs associated with meeting its performance obligations. The Company recognizes revenue when an invoice is provided to the customer. The Company may also receive a success fee related to its performance obligations, as the terms of which are indicated in the engagement agreement with the client. The success fee is earned and recognized when capital is irrevocably committed by investors and any funding or other contingencies have been removed, at which time the Company has satisfied all performance obligations and revenue is recognized. Where the Company is paid fees that are subject to reclamation, such revenue is recorded as deferred until such time as all reclamation provisions have been fully satisfied.

Fairness Opinion Revenue

The Company's provides advisory services related to fairness opinions that may be used in securities transactions and/or estate planning. In such instances, clients enter into an engagement agreement with the Company, which sets forth the Company's obligations and right to remuneration. The fee charged to the client is calculated and earned by the Company in accordance with the rate set forth in the advisory agreement for the period in which the Company completes the assignment. The Company has satisfied its obligation if it has provided its services through the date of invoice to the client; at such times, fairness opinion revenue is recognized.

Nature of Services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)", from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees Earned: Investment banking fees, M&A advisory, and fairness opinions.

Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives: Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements; requires consideration of the Company's creditworthiness when valuing liabilities; and, expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are broadly identified as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for similar assets and liabilities in active markets, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities according to internationally-recognized quotation systems as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities. Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash and cash equivalents, certificates of deposit, US Treasury Securities, and accounts payable.

Determination of Fair Value Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification

The Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exists limited or no observable market data, therefore, are based upon management's own estimates and are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Hence, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Short-term investment trading securities are bought and held principally for the purpose of selling them in the near-term and are classified as trading securities and reported at fair value, with realized gains and losses included in earnings. Unrealized gains and losses are included in other expenses on the statement of operations earnings and recorded at the end of each month. Realized gains and losses are included in the gain in investments on the statement of operations and recorded upon sale of securities.

During the year the realized gain or (loss) was $0 and the unrealized gain or (loss) was $0.

The classification of available-for-sale investments at year-end:

(Type of Security)	Level 1	Level 2	Level 3	Total
Notes Receivable	-	-	$200,000	$200,000
Total	-	-	$200,000	$200,000

Elmcore Securities LLC
Footnotes to Financial Statements
For the Year Ended December 31, 2025
(Continued)

Notes Receivable in the amount of $200,000 is considered Level 3 inputs at December 31, 2025.

Commitments and Contingencies

The Company has no commitments or contingences, certain or uncertain, that must be disclosed in these financial statements.

Note 2: RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with its sole member, Elmcore Group Inc., and shares a proportional amount of the common expenses as outlined in its expense sharing agreement, as amended from time to time. The Company incurred $73,162 to its related parties for the year ended December 31, 2025 to include $60,128 in salaries and benefits, $12,830 in occupancy and equipment expenses, and $205 in technology, data, and communication costs. At December 31, 2025, the Company owed $8,831 to Elmcore Group Inc.

Note 3: LEASES

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement since it has an expense sharing agreement with its parent company.

Note 4: LITIGATION

There was no litigation during the year ended December 31, 2025.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. Therefore, the Company's management has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, whereby the nature of which would require disclosure.